UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TOTAL S.A.

(Exact name of registrant as specified in its charter)

Republic of France	001-10888	98-0227345
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices) (Zip Code)

Patrick de La Chevardière

Chief Financial Officer

Tel: +33 (0)1 47 44 45 46

Fax: +33 (0)1 47 44 49 44

(Name and telephone number,
including area code, of the person to
contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒              Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

TOTAL S.A. is providing on this Form SD disclosure in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

Section 1 — Conflict Minerals Disclosure

Item 1.01(b)

CONFLICT MINERALS DISCLOSURE

TOTAL S.A. (collectively with its subsidiaries and affiliates, “TOTAL” or the “Group”) is providing herein disclosure in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, which implements reporting and disclosure requirements related to certain minerals (referred to as “conflict minerals” under the Rule) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). “Conflict Minerals” are defined in the Rule as the following minerals (regardless of their geographic origin): cassiterite, columbite-tantalite, gold and wolframite, as well as their derivatives, which are limited to tin, tantalum, tungsten, and gold.

TOTAL has established a management system to implement a diligence and reporting process concerning conflict minerals in accordance with the Rule. The Group’s diligence process is coordinated at the holding level (Total S.A.) with division coordinators designated at each of Exploration & Production, Gas & Power, Refining & Chemicals, Trading & Shipping, Marketing & Services and New Energies. As a first step, business managers, purchasing departments and/or suppliers within each division were surveyed to determine if any conflict minerals had been included in products sold by Group affiliates in calendar year 2013.

Based on the responses to this survey, TOTAL determined that certain affiliates within the specialty chemicals business of the Refining & Chemicals division and the solar power business of the New Energies division (collectively, the “Affiliates”) had, in calendar year 2013, manufactured, or contracted to have manufactured, certain products that contained conflict minerals (the “Necessary Conflict Minerals”), namely tin, tantalum, tungsten and/or gold, that were necessary to the functionality of those products. Within specialty chemicals, the relevant products for one of the Affiliates included anti-vibration systems, automotive fluid transfer lines and aerospace activities. The other specialty chemicals Affiliate used Conflict Minerals in electrolytes and activators for use in plating baths for purposes of metal deposition on different substrates, in products used for decorative and functional surface finishing, as well as in semiconductor and printed circuit board manufacturing, with applications in the automotive, consumer electronics (e.g., computer, portable electronics and devices), consumer goods (e.g., sanitary, jewelry, household goods), industrial/medical (e.g., industrial systems and controls, medical electronics systems) and military/aerospace (e.g., navigation, satellites) sectors. Within solar power, examples of products included photovoltaic modules and system components.

Because conflict minerals were necessary to the functionality of products manufactured, or contracted to be manufactured, by the Affiliates during calendar year 2013, the Affiliates next conducted in good faith a reasonable country of origin inquiry regarding the Necessary Conflict Minerals that was designed to determine whether any of them had originated in the Democratic Republic of the Congo or an adjoining country (as defined in the Rule) or were from recycled or scrap sources.

As part of the reasonable country of origin inquiry, the Affiliates provided questionnaires to their suppliers in order to determine the country of origin of the Necessary Conflict Minerals. Depending on the Affiliate, all or substantially all of the suppliers certified that the Necessary Conflict Minerals supplied to the Affiliate during calendar year 2013 either originated from recycled or scrap sources or did not originate from the Democratic Republic of the Congo or an adjoining country. A study of the non-respondents to the diligence questionnaires, which represented a small percentage of suppliers both in absolute numbers and in percentage of volume supplied and in no case represented more than 10% of the volume supplied for a given Affiliate, revealed no reason to believe such suppliers may have sourced the Necessary Conflict Minerals from the Democratic Republic of the Congo or an adjoining country.

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Based on this reasonable country of origin inquiry, TOTAL believes that certain of the Affiliates’ Necessary Conflict Minerals originated from recycled or scrap sources and TOTAL has no reason to believe that the Affiliates’ remaining Necessary Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

TOTAL is committed to responsible economic development in Africa.

In its Code of Conduct, the Group states that it expects its suppliers to respect equivalent principles to which it abides. A document entitled “Fundamental Principles in Purchasing” sets out the commitments that the Group expects of its suppliers with regard to respecting fundamental rights at work, protecting health and the environment, preventing corruption, complying with the rules of free competition and promoting economic and social development. The rules set out in this document may be made available to TOTAL suppliers in order to obtain a contractual commitment that they will comply with them. The Group’s suppliers are required to respect the Group’s Code of Conduct, which applies to all of its employees, defines the Group’s commitment to integrity, compliance with all applicable legal requirements, high ethical standards and the behaviors and actions the Group expects of the businesses and people of the Group wherever it operates.

This information is also available on TOTAL’s Internet website at: http://csr-analysts.total.com/node/565.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TOTAL S.A.

Date: June 2, 2014	By:	/s/ PATRICK DE LA CHEVARDIERE
		Name:	Patrick de LA CHEVARDIERE
		Title:	Chief Financial Officer